SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

July 31, 2007

Commission File Number 1-12356

DAIMLERCHRYSLER AG

(Translation of registrant’s name into English)

MERCEDESSTRASSE 137, 70327 STUTTGART, GERMANY

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-____________

This report on Form 6-K is hereby incorporated by reference in the registration statements on Form F-3 of
DaimlerChrysler AG and Subsidiaries (Registration Statements Nos. 333-123535 and 333-13160) and
the registration statements on Form S-8 (Nos. 333-5074, 333-7082, 333-8998, 333-86934, 333-
86936 and 333-134198) of DaimlerChrysler AG

DAIMLERCHRYSLER AG

FORM 6-K: TABLE OF CONTENTS

1. Press release: DaimlerChrysler Company LLC Announces Expiration of the Tender Offer and Related Consent Solicitation for Auburn Hills 12.375% Trust Guaranteed Exchangeable Certificates due 2020 and Debentures issued upon exchange of the Auburn Hills 12.375% Trust Guaranteed Certificates due 2020.

2.  Fifth Supplemental Indenture, dated as of July 30, 2007, among DaimlerChrysler Company LLC, as issuer, DaimlerChrysler AG, as guarantor and U.S. Bank National Association, as successor trustee.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Forward-looking statements in this document:

This document may contain forward-looking statements that reflect our current views about future events, including, among others, the pendency and consummation of the transaction with Cerberus Capital Management, L.P. regarding Chrysler Group.  The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are used to identify forward-looking statements.  These statements are subject to many risks and uncertainties, including an economic downturn or slow economic growth, especially in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products and possible lack of acceptance of our products or services; competitive pressures which may limit our ability to reduce sales incentives and raise prices; price increases in fuel, raw materials, and precious metals; disruption of production or delivery of new vehicles due to shortages of materials, labor strikes, or supplier insolvencies; a decline in resale prices of used vehicles; our ability to close the transaction with Cerberus Capital Management, L.P., regarding Chrysler Group; the ability of the Chrysler Group to implement successfully its Recovery and Transformation Plan; the business outlook for our Truck Group, which may experience a significant decline in demand as a result of accelerated purchases in 2006 made in advance of the effectiveness of new emission regulations; effective implementation of cost reduction and efficiency optimization programs, including our new management model; the business outlook of our equity investee EADS, including the financial effects of delays in and potentially lower volume of future aircraft deliveries; changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which we describe under the heading “Risk Report” in DaimlerChrysler’s most recent Annual Report and under the headings “Risk Factors” and “Legal Proceedings” in DaimlerChrysler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward-looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements.  We do not intend or assume any obligation to update these forward-looking statements.  Any forward-looking statement speaks only as of the date on which it is made.

Contact		Press Information
Han Tjan	Telephone +1 212 909 9063
Date
July 30, 2007

DaimlerChrysler Company LLC Announces Expiration of the Tender Offer and Related Consent Solicitation for

•                       Auburn Hills 12.375% Trust Guaranteed Exchangeable Certificates due 2020 and

•                       Debentures issued upon exchange of the Auburn Hills 12.375% Trust Guaranteed Certificates due 2020

New York, NY — DaimlerChrysler Company LLC, a Delaware limited liability company (the “Company”), announced today the expiration of its previously announced cash tender offer and consent solicitation relating to any and all of its outstanding Auburn Hills 12.375% Trust Guaranteed Exchangeable Certificates due 2020 (the “Certificates”) and the debentures due 2020 issued in exchange for the Certificates (the “Debentures”). The terms of the tender offer and consent solicitation for the Certificates and the Debentures are detailed in the Company’s offer to purchase and consent solicitation statement dated June 15, 2007 (the “Offer to Purchase”) and the related Consent and Letter of Transmittal.

As of 5:00 p.m., New York City time, on July 27, 2007, $204,941,000 or approximately 91.08% of the $225,000,000 outstanding aggregate principal amount of the Debentures had been tendered and accepted for purchase by the Company.  Accordingly, the proposed amendments to the indenture governing the Debentures, eliminating substantially all restrictive covenants and certain related provisions, as described in the Offer to Purchase have become operative.  The tender offer settlement will be on July 30, 2007.

J.P. Morgan Securities Inc. acted as the sole Dealer Manager and Solicitation Agent for the tender offer and consent solicitation and may be contacted at (866) 834-4666 (toll free) or (212) 834-4077 (collect). Global Bondholder Services Corporation is the Information Agent and the Depositary for the tender offer and the consent solicitation and can be contacted at

(866) 488- 1500 (toll free) or (212) 430-3774 (collect).

This announcement is not an offer to purchase or the solicitation of an offer to sell the Certificates or Debentures. The tender offer for the Certificates and Debentures and consent solicitation are only being made pursuant to the Offer to Purchase and the Consent and Letter of Transmittal.

Further information from DaimlerChrysler is available on the internet at:  www.media.daimlerchrysler.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DaimlerChrysler AG

	By:	/s/ KURT SCHÄFER
		Name:	Kurt Schäfer
		Title:	Vice President

	By:	/s/ PETER ZIRWES
		Name:	Peter Zirwes
		Title:	Director

Date: July 31, 2007

EXHIBIT INDEX

Exhibit No.	Description of Exhibits

4.1	Fifth Supplemental Indenture, dated as of July 30, 2007, among DaimlerChrysler Company LLC, as issuer, DaimlerChrysler AG, as guarantor and U.S. Bank National Association, as successor trustee.